Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 21, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the wholly-owned subsidiary of the Company, namely, Aurigene Oncology Limited (formerly, Aurigene Discovery Technologies Limited) [hereinafter referred to as “Aurigene”], has received an order from GST Authority towards tax demand including penalty. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	Assistant Commissioner of Commercial Taxes, Madhapur, Hyderabad, Telangana.
Nature and details of the action(s) taken, initiated or order(s) passed	:	Aurigene, a wholly-owned subsidiary of the Company has received order seeking demand including penalty under Section 73 of the TGST & CGST Acts, 2017.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Order dated April 30, 2024 was received by the Authorized person of the Company on May 21, 2024.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The authority has passed the order on the contention that correct tax liability was not declared while filing the annual returns of GSTR-09.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	The above order levies a penalty of Rs. 64,94,862/-. Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

Aurigene will evaluate filing necessary appeal with the appellate authority in this regard.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR